Exhibit 99.3

Argonaut Gold Inc. and Pediment Gold Corp. Announce Friendly Business Combination

TORONTO, Ontario - (October 19, 2010) Argonaut Gold Inc. (TSX:AR; “Argonaut”) and Pediment Gold Corp. (TSX:PEZ and OTCBB;PEZGF, “Pediment”) are pleased to announce that they have entered into a binding agreement (the “Agreement”) to complete a business combination (the "Transaction") to create a premier mid-tier gold producing company focused on the Americas. The combined entity will focus on generating value for its shareholders by increasing production, bringing new and existing projects into production, expanding the resource base, and growing cash flow.

Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico. Argonaut forecasts 2010 production of 47,000 oz gold at US$600/oz cash cost. Pediment is a junior mining company with a focus on the exploration and development of low-cost gold assets in Mexico. Pediment’s most advanced project is the San Antonio gold project in the state of Baja. A positive Preliminary Assessment was completed for the San Antonio gold project in August 2010.

Pursuant to the terms of the Agreement, all of the Pediment common shares (the “Pediment Common Shares”) issued and outstanding immediately prior to consummation of the business combination shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment Common Share.  Based on the closing price of Argonaut on the Toronto Stock Exchange (“TSX”) on October 18, 2010, the exchange ratio implies an offer price of C$2.56 per Pediment common share and values Pediment’s equity at approximately C$137.1 million on a fully diluted in-the-money basis.

This represents a 50.7% premium to the closing price of Pediment on the TSX on October 18, 2010 and a 40.4% premium based on the 20-day VWAPs of both companies for the period ended October 18, 2010.  Upon completion of the Transaction, Argonaut and Pediment shareholders will own approximately 63% and 37% of the combined company, respectively. The terms of the Transaction have been unanimously approved by the boards of directors of both Argonaut and Pediment.

The newly combined company will draw on the expertise from both companies to fulfill board and management responsibilities. The newly combined board will be comprised of the current Argonaut directors and a representative of Pediment - Peter Mordaunt. Peter Dougherty will remain President and CEO of the combined company.

Highlights of the Combined Entity:

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Diversified across 2 mining operations by 2013

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Gold production expected to grow in excess of 150,000 oz per year by 2013

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Over 3.3 million oz of measured and indicated gold resources

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Strong balance sheet

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Strong cash flow generating capabilities

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A quality portfolio of exploration projects

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Experienced management team and board of directors

Mr. Peter Dougherty, President and CEO of Argonaut stated, "Combining Argonaut and Pediment provides a mutually beneficial transaction. The newly formed company will have access to an array of development and exploration opportunities. Cash generation from a producing mine will support the development of properties with high potential for expansion.”

Mr. Gary Freeman, President and CEO of Pediment stated, "This is a natural progression for Pediment as this merger brings together two talented management teams. The resulting company will encompass a strong capital markets presence, proven construction and operating experience, and a successful exploration team. It further allows realization of internal financing for the development of San Antonio and access to exploration funding. Pediment shareholders are receiving an attractive premium and will benefit from production at El Castillo.”

Transaction Rationale

Argonaut and Pediment believe the Transaction will provide significant benefits for both companies' shareholders.

Benefits to the shareholders of Argonaut include:

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The San Antonio project provides an early stage development project with potential to produce in excess of 80,000 oz Au per year by 2013

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Increases Argonaut’s leverage to gold resources

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Provides diversification from a single operating mine to two operating mines in 2013

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Geographic synergies with dual operations within Mexico

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An extensive pipeline of grassroots exploration properties for future development

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La Colorada has excellent potential to add significant value to the newly combined company

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Extensive grassroots exploration expertise and nine exploration projects in Sonora Mexico

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Established exploration team with extensive experience in Mexico

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Strong re-rating potential via a portfolio of multiple mines, increase in resources and strong production growth profile at below industry average cash costs

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Improvement in stock liquidity

The benefits to the shareholders of Pediment include:

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Significant premium for Pediment shareholders based on 20 day VWAP

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Immediate exposure to a record gold price environment by converting from an exploration focused company to a producing company

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Access to management with extensive construction and operational experience

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Strong balance sheet and operating cash flow which are expected to be sufficient to fund the construction of the San Antonio project

Transaction Details

The business combination is anticipated to be completed by way of a statutory plan of arrangement whereby Argonaut would acquire all of the issued and outstanding shares of Pediment in consideration for the issue of Argonaut shares on the basis of 0.625 of one Argonaut share for one (1) Pediment share.

The Transaction will be subject to certain standard conditions which will include no less than 66 2/3% of the shareholders of Pediment and a simple majority of Argonaut shareholders voting in favour of the Transaction at shareholders meetings expected to be held in December 2010, and the acceptance of the Toronto Stock Exchange.

The Transaction is unanimously supported by the Board of Directors of both Argonaut and Pediment. Management and directors of Pediment hold approximately 8.2%, for which they have indicated that they will sign lock up agreements supporting the Transaction.

The Agreement will be described in detail in Management Information Circulars of Argonaut and Pediment to be filed with the regulatory authorities and mailed to Argonaut and Pediment shareholders in accordance with applicable securities laws.

The Transaction has been structured, with respect to Pediment shareholders in the United States, so as to permit reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof.  Upon closing of the Transaction, Argonaut is expected to become the successor-registrant to Pediment under the U.S. Securities Exchange Act of 1934.

Advisors

GMP Securities L.P. ("GMP") is acting as financial advisor to the board of Argonaut (comprised of Independent Directors). GMP has provided an opinion to the board of Argonaut that, subject to certain assumptions and limitations set out therein, the proposed transaction is fair, from a financial point of view to the shareholders of Argonaut. Fraser Milner Casgrain LLP is acting as Argonaut’s legal advisor and Greenberg Traurig LLP as its U.S. legal advisor.

Pediment has engaged Canaccord Genuity Corp. (“Canaccord Genuity”), PI Financial Corp. and Axemen Resource Capital Ltd. as its financial advisors, and Bull, Housser & Tupper LLP as its legal advisor, and Dorsey & Whitney LLP as its US legal advisor.  Canaccord Genuity has provided an opinion to the board of Pediment that, subject to certain assumptions and limitations set out therein, the proposed transaction is fair, from a financial point of view to the shareholders of Pediment taken as a whole ..

Tom Burkhart, Argonaut’s VP of Exploration, a Qualified Person under NI 43-101, has read and approved the Argonaut technical information contained in this press release.

Mel Herdrick, Pediment’s VP of Exploration, a Qualified Person under NI 43-101, has read and approved the Pediment technical information contained in this press release.

A conference call to discuss the transaction will be held at 10:30 AM EST time (7:30 AM PST time) on Tuesday, October 19, 2010 to provide shareholders, securities analysts, and investors the opportunity to hear management discuss the business transaction outlined herein. The call can be accessed by dialing 1-866-226-1792 (toll free) or 416-340-2218. The call will also be webcast live and can be accessed via the website of Argonaut. The call will be available for replay by dialing 1-800-408-3053 (toll free) or 416-695-5800 (Passcode 8724514#) for 14 days.

About Argonaut Gold Inc.

Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine and the exploration-stage La Fortuna Project, both located in the State of Durango, Mexico. Argonaut is a new venture created by former executive management team members of Meridian Gold Inc.  For further information about Argonaut, including summary technical information, please see the Annual Information Form of Argonaut dated March 31, 2010 in relation to the year ended December 31, 2009.

About Pediment Gold Corp.

Pediment Gold Corp. is a junior mining company with a focus on the exploration and development of low-cost gold assets in Mexico. With an experienced team of geologists, financiers and miners, in management and on the board, the company is dedicated to advancing its projects. To date, the company established a Measured and Indicated Resource of 1.22 million oz gold and an Inferred Resource of 28,449 oz of gold at San Antonio in Baja Sur (NI 43-101 compliant, AMEC, Edward Orbock III, June 2010). Pediment also outlined its initial gold resource at the past producing La Colorada gold mine in Sonora with 605,000 oz of gold in the Measured and Indicated category and 582,000 oz of gold in the Inferred category (NI 43-101 compliant, Giroux 2009).

The Toronto Stock Exchange has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Information Concerning Mineralization and Resources

Unless otherwise indicated, all resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this news release uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this news release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Information

This news release contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation.  Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Pediment by Argonaut, the potential benefits thereof and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.